FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP

666 FIFTH AVENUE, 31ST FLOOR

NEW YORK, NEW YORK 10103-3198

WWW.FULBRIGHT.COM

WNIMETZ@FULBRIGHT.COM	TELEPHONE:	(212) 318-3000
DIRECT DIAL: (212) 318-3384	FACSIMILE:	(212) 318-3400

June 22, 2009

VIA EDGAR AND FEDEX

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-3561

Re:	Medidata Solutions, Inc.
Registration Statement on Form S-1
Filed January 26, 2009
File No. 333-156935

Dear Ms. Jacobs:

On behalf of Medidata Solutions, Inc. (the “Registrant”), we hereby submit to you Amendment No. 5 (“Amendment No. 5”) to the Registrant’s above-referenced Registration Statement on Form S-1. Amendment No. 5 includes new disclosure regarding a lawsuit recently filed against the Registrant. We have marked the enclosed Amendment No. 5 to show changes from the prior amendment.

If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3384, Bill Stelwagon at (212) 318-3166 or Donald Ainscow at (212) 318-3358.

Very truly yours,

/s/ Warren J. Nimetz

Warren J. Nimetz

Enclosures

cc:	Michael F. Johnson, Esq., Staff Attorney
Jennifer Fugario, Staff Accountant
Mark Shannon, Staff Accountant
Tarek A. Sherif, Medidata Solutions, Inc.
Michael I. Otner, Esq., Medidata Solutions, Inc.
Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.
William M. Stelwagon, Esq., Fulbright & Jaworski L.L.P.
Donald G. Ainscow, Esq., Fulbright & Jaworski L.L.P.